                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*

                       HAVERTY FURNITURE COMPANIES, INC.
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  419596-20-0
                                 (CUSIP Number)

                          Terry Ferraro Schwartz, Esq.
                         Smith, Gambrell & Russell, LLP
                            Suite 3100, Promenade II
                          1230 Peachtree Street, N.E.
                          Atlanta, Georgia 30309-3592

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 14, 1999
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of s.s. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                        (Continued on following page(s))
                               Page 1 of 5 Pages

CUSIP NO. 419596-20-0                  13D      Page    2     OF    5    Pages
         ---------------------                       --------    --------


  1.      NAME OF REPORTING PERSON
          SS or IRS IDENTIFICATION NO. OF ABOVE PERSON
          BETTY H. SMITH
          ---------------------------------------------------------------------

  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  3.      SEC USE ONLY

          ---------------------------------------------------------------------

  4.      SOURCE OF FUNDS*
          00/PF
          ---------------------------------------------------------------------

  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  6.      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       7.      SOLE VOTING POWER
 NUMBER OF                     441,258
 SHARES                --------------------------------------------------------
 BENEFICIALLY          8.      SHARED VOTING POWER
 OWNED BY                      14,720
 EACH                  --------------------------------------------------------
 REPORTING             9.      SOLE DISPOSITIVE POWER
 PERSON WITH                   441,258
                       --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               14,720
                       --------------------------------------------------------

 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          455,978
          ---------------------------------------------------------------------

 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.2%
          ---------------------------------------------------------------------

 14.      TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 2 TO SCHEDULE 13D
                               OF BETTY H. SMITH


         This filing constitutes an amendment to a Schedule 13D filed with the Securities and Exchange Commission by Betty H. Smith with respect to the $1.00 par value Class A common stock of Haverty Furniture Companies, Inc. (the "Issuer").

         Item 1.  Security and Issuer.

         This filing relates to shares of the Class A common stock of the Issuer, whose principal executive offices are located at 866 West Peachtree Street, N.W., Atlanta, Georgia 30308.

         Item 2.  Identity and Background.

         This Schedule 13D is filed by Betty H. Smith, a citizen of the United States whose residence address is 158 West Wesley Road, N.W., Atlanta, Georgia 30305. Mrs. Smith is the sister of Mr. Rawson Haverty, Chairman of the Board of the Issuer.

         Mrs. Smith has not been convicted in a criminal proceeding during the last five years nor has she, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration

         A portion of the securities which are the subject of this filing were originally acquired by Mrs. Smith pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock ("Common Stock"), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such Stockholder on the record date for payment of the stock dividend. In June of 1986, Mrs. Smith, together with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of Common Stock owned by them for shares of the Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants of the Issuer's founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.



                               Page 3 of 5 Pages

         Since the recapitalization and exchange offer, Mrs. Smith's beneficial ownership of Class A Common Stock has changed due to various factors, including personal transactions by Mrs. Smith, such as gifts, sales and purchases. In addition, Mrs. Smith's beneficial ownership of the Class A Common Stock has changed due to changes in the number of outstanding shares of Class A Common Stock, which number has decreased (after adjusting for a recent two-for-one stock split of the Class A common stock) since the filing of the last amendment (Amendment No. 1) to this Schedule 13D.

         Item 4.  Purpose of Transaction.

         Since the filing of the last amendment to this Schedule 13D, Mrs. Smith's beneficial ownership of shares of Class A Common Stock has increased primarily due to a decrease in the number of outstanding shares of such class.

         Item 5.  Interest of Securities of the Issuer.

         (a) As of September 13, 1999, Mrs. Smith beneficially owned an aggregate of 455,978 shares, or approximately 9.2% of the outstanding Class A common stock of the Issuer. Of this amount, Mrs. Smith possesses sole voting and investment powers with respect to 441,258 shares owned by Mrs. Smith, individually, and shares voting and investment powers with respect to 14,720 shares owned by the Alex and Betty Smith Foundation (the "Foundation"), a charitable organization. Mrs. Smith shares voting and investment control of the shares owned by the Foundation with her husband, Alex W. Smith.

         Alex W. Smith, a United States citizen, resides at 158 West Wesley Road, N.W., Atlanta, Georgia 30305. Mr. Smith has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (b) Mrs. Smith has effected no transactions in the Class A common stock within the past 60 days.

         (c)      Not applicable.

         (d)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mrs. Smith and any other person with respect to any securities of the Issuer, except as otherwise described in Item 5.



                               Page 4 of 5 Pages
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         Item 7.   Material to be Filed as Exhibits.

         There are no exhibits being filed with this Amendment to Schedule 13D.


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Date: September 14, 1999


                                                  /s/ Betty H. Smith
                                                  -----------------------------
                                                  Betty H. Smith



                               Page 5 of 5 Pages